Registration No. ______

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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               -----------

                                 FORM S-3

                          Registration Statement
                                  Under
                        the Securities Act of 1933

                                 _______

                       Alliance Gaming Corporation
          (Exact name of registrant as specified in its charter)
                                 ________

         Nevada                                               88-0104066
(State or Other Jurisdiction of                                  (I.R.S.
Employer Incorporation or Organization)                 Identification Number)

                           4380 Boulder Highway
                         Las Vegas, Nevada  89121
                             (702) 435-4200
      (Address, Including Zip Code, and Telephone Number, Including
         Area Code, of Registrant's Principal Executive Offices)

                          Scott D. Schweinfurth
                         Chief Financial Officer
                       Alliance Gaming Corporation
                           4380 Boulder Highway
                         Las Vegas, Nevada 89121
                             (702) 435-4200
           (Address, Including Zip Code, and Telephone Number,
                Including Area Code, of Agent For Service)

                                 Copy to:

                         Lawrence Lederman, Esq.
                     Milbank, Tweed, Hadley & McCloy
                         1 Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone (212) 530-5000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. o

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. x

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o
__________________________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o
__________________________________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. o


                     CALCULATION OF REGISTRATION FEE


                                        Proposed       Proposed
                                        Maximum        Maximum
                         Amount to      Offering       Aggregate       Amount of
Title of Shares to       be Regis-      Price Per      Offering        Registra-
be Registered (1)        tered          Unit (2)       Price (2)       tion Fee


Common Stock, $.10
par value               1,020,111        $2.50       $2,550,277.50      $879.41

15% Non-Voting Senior
Special Stock, Series B,
$.10 par value             42,510       $69.25       $2,943,817.50    $1,015.11



(1) 1,020,111 shares of Common Stock (including 74,450 shares of Common Stock issuable to the Selling Stockholders named herein upon exercise of certain options) and 42,510 shares of Series B Special Stock (including 24,600 shares of Series B Special Stock issuable to the Selling Stockholders named herein upon exercise of certain options) are being registered for resale by the Selling Stockholders named herein.

(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices for the Company's Common Stock and Series B Special Stock reported on the Nasdaq National Market System on August 8, 1996 and August 6, 1996, respectively.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
[Red Herring Legend]


               SUBJECT TO COMPLETION, DATED AUGUST 12, 1996

                             1,020,111 shares
                     of Common Stock, $.10 par value

                             42,510 shares of
      15% Non-Voting Senior Special Stock, Series B, $.10 par value

                       ALLIANCE GAMING CORPORATION


          This Prospectus relates to 1,020,111 shares of Common Stock, $.10 par value ("Common Stock"), and 42,510 shares of 15% Non-Voting Senior Special Stock, Series B, $.10 par value ("Special Stock"), of Alliance Gaming Corporation (the "Company") (such shares of Common Stock and Special Stock being referred to as the "Shares") being offered on behalf of certain stockholders of the Company (the "Selling Stockholders"). The Shares may be sold from time to time by the Selling Stockholders in brokers' transactions or in transactions directly with a market maker without soliciting or arranging for the solicitation of orders to buy the Shares in anticipation of or in connection with such transactions or making any payment in connection with the offer or sale of the Shares to any person other than the broker who executes the order to sell the Shares. See "Selling Stockholders" and "Plan of Distribution."

          None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the Shares.

          The Common Stock and Special Stock of the Company are quoted on the Nasdaq National Market System ("Nasdaq NMS") under the symbols "ALLY" and "ALLYP," respectively. On August 9, 1996, the last reported sale price of the Common Stock and Special Stock on the Nasdaq NMS was $2.50 and $73.00 per share, respectively.



                THE SHARES INVOLVE A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 5.

               THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE REGULATORY AUTHORITY OF ANY OTHER STATE HAS PASSED UPON OR CONFIRMED THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SHARES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

             The date of this Prospectus is August __, 1996.
                          AVAILABLE INFORMATION

          The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements,and other information may be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices in Chicago (Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, IL 60661), and in New York (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material may be obtained from the Public Reference Section of the Commission 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

          The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.

          No persons have been authorized in connection with the offering made hereby to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company, the Selling Stockholders set forth under "Selling Stockholders" or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.


                   DOCUMENTS INCORPORATED BY REFERENCE

          The Company's Annual Report on Form 10-K and Form 10K/A for the fiscal year ended June 30, 1995, its Quarterly Reports on Form 10-Q for the periods ended September 30, 1995, December 31, 1995 and March 31, 1996, its Current Report on Form 8-K filed with the Commission on July 3, 1996 and the descriptions of the Common Stock contained in a registration statement filed under the Exchange Act, which are on file with the commission, are incorporated in this Prospectus by reference and made a part hereof.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon such person's written or oral request, a copy of any and all of the information filed by the Company that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Company at 4380 Boulder Highway, Las Vegas, NV 89121, Attention: Corporate Secretary (telephone number (702) 435-4200).


                               THE COMPANY

General

          The Company is a diversified gaming company that currently operates approximately 6,000 electronic gaming machines (primarily video poker devices and slot machines) and also owns and operates a small casino in each of Vicksburg, Mississippi and Sparks/Reno, Nevada. The Company is the largest private gaming machine management operator in Nevada and is the exclusive operator of video poker devices at the only racetrack and ten associated off-track betting parlors ("OTBs") in the greater New Orleans area. In addition, the Company acquired Bally Gaming International, Inc. ("BGII") on June 18, 1996, as described below.

          The Company was incorporated under the name of Advanced Patent Technology, Inc. under the law of the State of Nevada on September 26, 1968. The Company changed its name to Gaming and Technology in 1983, to United Gaming, Inc. in 1988, and to Alliance Gaming Corporation on December
19, 1994. The Company's principal executive offices are located at 4380 Boulder Highway, Las Vegas, Nevada 89121, and its telephone number is (702) 435-4200.


The Merger

          On June 18, 1996, pursuant to an Agreement and Plan of Merger dated October 18, 1995, as amended in January 1996 (the "Merger Agreement"), with BGII, a wholly-owned subsidiary of the Company merged with and into BGII, with BGII being the surviving corporation and becoming a wholly-owned subsidiary of the Company (the "Merger"). BGII, through subsidiaries in the United States and Germany, is a leading designer, manufacturer and distributor of electronic gaming machines. BGII also designs, assembles and sells computerized systems for slot and video gaming machines which provide casino operators with on-line real time player tracking, security and maintenance capabilities. BGII is currently the second largest manufacturer of casino-style electronic gaming machines in North America.

          BGII's domestic subsidiary, Bally Gaming, Inc., has two business units: first, a gaming machine business unit ("Gaming") and second, through Bally Gaming Inc.'s Bally Systems division ("Systems"), a data system and software and hardware support unit. Gaming designs, manufactures and distributes a variety of electronic reel-type (or "slot") and video gaming machines, with variations of design, payment features and coinage acceptance. Systems designs, assembles and sells, primarily to casino operators in the United States, computerized monitoring systems for slot and video gaming machines which provide casino operators with data relative to a machine's accounting, security and maintenance functions in a real time environment. Systems markets its products and services primarily through its own sales force. BGII's German subsidiaries, which operate under the name Bally Wulff, design, manufacture and distribute coin-operated, wall-mounted machines and other recreational and amusement machines manufactured by third parties, including pool tables, dart games, pinball machines, jukeboxes and arcade games, to operators of arcades, taverns, hotels and restaurants, in Germany. Product sales are made through Bally Wulff's 23 regional sales offices in Germany and through independent distributors.

          In connection with the Merger, the Selling Stockholders, all of whom were executive officers and/or directors of BGII, received Common Stock and Special Stock as part of the merger consideration in exchange for shares of BGII common stock owned by them, and certain Selling Stockholders received Common Stock pursuant to certain employment agreements (the "Merger Shares"). In addition, immediately following the Merger all stock options and warrants to purchase shares of BGII common stock which are held by the Selling Stockholders will be settled or exercisable in part for shares of Common Stock and/or Special Stock (the "Option Shares"). The Company has agreed pursuant to Section 6.5 of the Merger Agreement to register for resale by the Selling Stockholders all of the Merger Shares and the Option Shares.


                               RISK FACTORS

          An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in or incorporated by reference in this Prospectus and, in particular, the following:

High Leverage and Fixed Charges after the Merger; Holding Company
Structure; Working Capital

          The Company has a substantial amount of indebtedness following the Merger. As of March 31, 1996, on a pro forma basis after giving effect to the Merger, the Company would have had outstanding debt of approximately $185.5 million and a long-term debt to equity ratio of 2.6 to 1. If the Special Stock were included in debt the pro forma long-term debt to equity ratio would be 3.3 to 1. In addition, if the maximum amount of dividends on the Special Stock were paid in kind, as anticipated, the liquidation value of the Special Stock would accrue to approximately $165.4 million after seven years. The high level of indebtedness and the amount of Special Stock of the Company outstanding following the Merger will have important consequences, including without limitation the following: (i) significant interest expense, cash dividend requirements (after five years), principal repayment (primarily after seven years) and Special Stock redemption obligations (after eight years) resulting in substantial annual fixed charges and significant repayment and redemption obligations; (ii) significant limitations on the Company's ability to obtain additional financing, make capital expenditures, make acquisitions and take advantage of other business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions.

          On a pro forma basis after giving effect to the Merger and the use of proceeds thereof, the Company's earnings would have been inadequate to cover fixed charges (including the imputed fixed charges for contingent rental expense related to revenue-sharing agreements in its Nevada gaming machine management operations of approximately $18.0 million annually) by approximately $1.7 million for the year ended June 30, 1995 and $10.2 million for the nine-month period ended March 31, 1996. On a pro forma basis after giving effect to the Merger, the Company would have annual fixed charges (including the imputed fixed charges referred to in the immediately preceding sentence) of approximately $58.8 million, plus dividends on the Special Stock (aggregating $10.8 million in the first year permitted to be paid in kind for the first five years after issuance and partially in kind for the next two years) and additional dividends (payable in kind and only payable for the first three years following issuance) on the 11.5% Non-Voting Junior Convertible Pay-in-Kind Special Stock, Series E, par value $.10 per share (the "Series E Special Stock") of $1.4 million. Future operating results are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to generate the cash flow necessary to permit the Company to meet its fixed charges and repayment obligations. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company. Any inability of the Company to service its fixed charges and repayment obligations would have a significant adverse effect on the Company and the market value and marketability of the Securities.

          The Company is a holding company, the only material assets of which are equity interests in its subsidiaries (including BGII and its subsidiaries). The ability of the Company to make interest and principal payments on its obligations, including the $154 million aggregate principal amount of 12.875% Senior Secured Notes due 2003 (the "Senior Secured Notes"), and to pay cash dividends on the Special Stock, will depend on the subsidiaries' ability to generate sufficient cash flow from operations and distribute such amounts to the Company. Such entities' ability to make these distributions is restricted by, among other things, the indebtedness of the Company's Video Services, Inc. subsidiary and may be restricted by other obligations which may be incurred in the future and by restrictions imposed by gaming authorities on licensed enterprises.

          The Company believes that its working capital needs will increase as a result of the introduction of new machines and the expected increases in production and sales levels from recent historical levels. The Company expects that cash flow generated by operations and other available cash will be sufficient to satisfy the Company's normal working capital needs, although there can be no assurance the Company will generate such available cash. In order to be competitive in meeting the growing customer demand for financing of gaming equipment in emerging gaming markets, the Company also plans to continue to involve third-party finance companies to secure additional financing; however, there can be no assurances that such additional financing will be obtained. Failure to obtain such financing on terms acceptable to the Company could impair the Company's operations and ability to pursue its business strategy.

Restrictions on Certain Activities

          The Indenture pursuant to which the Senior Secured Notes were issued (the "Indenture") provides that the Senior Secured Notes are guaranteed by subsidiaries of the Company and secured by the stock thereof and imposes restrictions on the Company and its subsidiaries, in addition to restrictions imposed by existing instruments. Generally, the restrictions contained in the Indenture relate to the incurrence of additional indebtedness, the distribution of cash and/or property to shareholders, the repayment or repurchase of pari passu or junior securities, investments, mergers and sales of assets and the creation of liens. These restrictions and requirements could limit the ability of the Company to respond to changing business and economic conditions. A failure to comply with any of these obligations could also result in an event of default under the Indenture, which could permit acceleration of the Senior Secured Notes and acceleration of certain other indebtedness of the Company under other instruments which may contain cross-acceleration or cross-default provisions.

Operating History -Recent Losses

          The Company incurred net losses of $3.7 million, $13.1 million and $10.8 million for its fiscal years ended June 30, 1993, 1994 and 1995, respectively, and a net loss of $14.8 million for the nine months ended March 31, 1996, whereas BGII had net income of $5.3 million, a net loss of $23.4 million, net income of $3.8 million and a net loss of $3.4 million for its fiscal years ended December 31, 1992, 1993, 1994 and 1995, respectively, and a net loss of $0.5 million for the three months ended March 31, 1996. There can be no assurance that the Company will be profitable in the future, that there will not be similar or other unusual or non-recurring charges in the future, or that future results will improve as a result of the Merger.

          The new wall machine unit sales of BGII's Germans subsidiaries, which operate under the name Bally Wulff (collectively, "Wulff"), decreased by approximately 8% in the year ended December 31, 1995 as compared to the year ended December 31, 1994 and by approximately 17% in the three months ended March 31, 1996 as compared to the three months ended March 31, 1995. Management believes new wall machine revenues for the last six months of 1995 and the first three months of 1996 were adversely affected by an industry downturn caused by regulations imposed in Germany limiting the number of wall machines per square meter in arcade locations effective January 1, 1996, thereby reducing sales opportunities, and by increased competition from the sale of foreign-manufactured token machines in Germany. Management expects the adverse impact of such regulations to continue during the second quarter of 1996; however, there can be no assurance that this impact will only be temporary. Foreign competition may also continue to have an adverse impact on wall machine revenues.

Implementation of the Merger

          The Company's future operations and earnings will be largely dependent upon the Company's ability to integrate the business separately conducted by the Company and BGII prior to the Merger. Prior to the Merger, the Company and BGII operated in different areas of the gaming entertainment industry, with only modest overlap in their activities.
There can be no assurance that the Company will successfully integrate its businesses with those of BGII, and a failure to do so would have a material adverse effect on the Company's financial position, results of operations and cash flows. Additionally, although the Company does not currently have any specific acquisition plans other than the Merger, the need to focus management's attention on integration of the separate businesses may limit the Company's ability to successfully pursue acquisitions or other opportunities related to its business for the foreseeable future. Although the Company plans to introduce more sophisticated technology into BGII's electronic gaming machines, there is no assurance that it will succeed in doing so or that it will be able to enter into alliances with technology and entertainment companies. In addition, although management cannot precisely quantify future cost savings, the Company expects to realize cost savings of approximately $5.0 million on an annual basis (primarily through the reduction of duplicative costs, such as facility, legal, accounting and compensation costs) as a result of the Merger. In order to achieve these cost savings, the Company believes it will incur one-time costs of approximately $1.0 million. The achievement of these savings is dependent on, among other things, the successful integration of the businesses of the Company and BGII. There can be no assurance, however, that such savings will be achieved or sustained.

          BGII currently supplies electronic gaming machines to certain customers which are in competition with the Company. It is possible that, because of such competition, certain of these customers may cease purchasing electronic gaming machines from BGII after the Merger. The Company does not believe that such discontinuations, if at all, will be material. BGII sales to machine management operators have historically been, and are likely to remain, insignificant. Nevertheless, discontinuance of purchases by customers could adversely affect the Company's sales.

Change of Control

          Following the Merger, the Company's two largest shareholders, Alfred Wilms and Kirkland Investment Corporation ("KIC"), who owned approximately 38.8% and 10.3%, respectively, of the outstanding shares of Common Stock, own approximately 15.8% and 4.2%, respectively, of the outstanding shares of Common Stock. Accordingly, no one person or group holds a majority interest in the Company, and it is possible that the Company could be subject to a change in control, either pursuant to a takeover attempt or otherwise, to a greater degree than has been the case. Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Common Stock in favor of four nominees of KIC to the Company's seven-member Board of Directors.

Competition

          Gaming Machine Management Operations. The competition for obtaining and renewing gaming machine routes in Nevada is high and continues to intensify. Such competition has, over time, reduced the Company's gross profit margins for such operations. In addition, such competition has required the Company to provide substantial financial incentives and incur financial risks to retain or obtain certain gaming machine route locations. Such incentives include long-term lease commitments, guarantees of leases in favor of owners of local establishments, substantial advance deposits, payments of lease rentals in advance and loans for buildings and tenant-improvement costs. Although the Company believes that it now has adequate procedures for evaluating and managing such risks, historically substantial losses have been incurred in connection with such transactions reflecting, in part, former management's willingness to accept higher levels of risk to further its policy of emphasizing market share. Notwithstanding the change in the Company's business strategy to one emphasizing profitability rather than market share, the future success of the Company's machine management operations will continue to be dependent to some extent on its ability and willingness to provide such financial inducements. Although the Company has historically generated sufficient new machine management contracts to offset the loss of old machine management contracts, due to increased competition, the increased sophistication and bargaining power of customers and possibly other factors not yet known, there can be no assurance that the Company will be able to obtain new machine management contracts or renew or extend its current space lease or revenue-sharing arrangements upon their expiration or termination, or that, if renewed or extended, the terms will be favorable to the Company. In Louisiana, the Company's racetrack and OTBs compete with various truck stops and locations with liquor licenses throughout the New Orleans area, as well as riverboat gaming and one land-based casino which may re-open in New Orleans.

          Casino Operations. The operation of casinos is also a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. In Sparks/Reno, Nevada, the principal competition for the Company's operations comes from larger casinos focusing on the local market. The Company's one dockside casino in Vicksburg, Mississippi faces substantial direct competition from other dockside gaming facilities in the region.

          German Operations. Germany's wall machine manufacturing industry is dominated by Wulff and two of its competitors. These three entities are believed collectively to account for more than 90% of the entire market for wall machines (which exists almost exclusively in Germany). Wulff's two major competitors have greater resources than the Company and own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades. In addition, wall machines compete for floor space in arcades with token machines, the sales of which have expended rapidly in the last several years, in part as a result of low price competitors from outside Germany and the popularity of these machines. Token machines are not subject to the strict German licensing requirements governing wall machines.

          Gaming Machine Manufacturing and Systems Operations. The market for gaming machines is extremely competitive, and there are a number of established, well-financed and well-known companies producing machines that compete with each of BGII's product lines in each of the markets for BGII's gaming machine manufacturing operations. The domestic market for gaming machines is dominated by a single competitor, International Game Technology ("IGT"), with a number of smaller competitors in the field. In addition, certain technology-oriented companies have recently announced plans to enter the gaming machine market. Management believes that some of these competitors have greater capital resources than the Company. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player and quality of the product, and having an extensive distribution and sales network. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino.

          The competition for the computerized monitoring systems designed and sold by the data systems and software and hardware support service division ("Systems") of Bally Gaming, Inc., BGII's United States subsidiary, currently consists of IGT, Casino Data Systems, and, to a lesser extent, Gaming Systems International, Inc. and Acres Gaming, Inc. Competition is keen in this market due to the number of providers and the limited number of casinos and the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a provider's success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the marketplace while at the same time maintaining the base of loyal existing customers.

Product Development

          The future success of the Company depends to a large extent upon its ability to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of the Company's products and force it to respond quickly with its own competing products. The Company's plans with respect to the introduction of more sophisticated technology into the electronic gaming machine market are designed to lead to an increase in market share and profitability for the Company. However, no products incorporating such technology have reached the development stage, and there is no assurance that any such products will be developed, or that if developed they will receive necessary regulatory approvals or be commercially successful.

Customer Financing

          Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Bally Gaming, Inc's domestic-based electronic gaming machine manufacturing unit ("Gaming") to grant extended payment terms on electronic gaming machines and other gaming equipment. Approximately 75% of Gaming's slot and video gaming machine customers pay within 90 days or less. Approximately 25% of Gaming's sales, primarily in certain emerging gaming markets such as riverboat casinos and Indian gaming casinos, are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. While customer financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming has greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. In addition, in certain situations, Gaming has participated in the financing of other gaming-related equipment manufactured by third parties in the emerging North American gaming markets. International sales by Gaming are generally consummated on a cash basis or financed over a period of one year or less.

          Wulff provides customer financing for approximately 20% of its sales, and management expects this practice to increase during the latter half of 1996.

Sales to Non-Traditional Gaming Markets

          The continued growth of the non-traditional markets outside of Nevada and Atlantic City for electronic gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. The Company cannot predict which new jurisdictions or markets, if any, will approve the operation of electronic gaming machines, the timing of any such approval or the level of the Company's participation in any such markets or that jurisdictions currently permitting gaming will continue to do so in the future.

Foreign Operations

          The Company's business in foreign markets is subject to the risks customarily associated with such activities. These risks include fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of local governments as well as the laws and policies of the United States affecting foreign trade and investment. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

Key Personnel

          The success of the Company will be dependent, to a significant extent, upon the continued services of a relatively small group of executive personnel. The loss or unavailability of one or more of such executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations.

Strict Regulation by Gaming Authorities

          The manufacture and distribution of gaming machines and the conduct of gaming operations is subject to extensive Federal, state, local and foreign regulation by various gaming authorities (each, a "Gaming Authority"). Although the laws and regulations of the various jurisdictions in which the Company operates vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of the qualification, including evidence of integrity and financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming machines and gaming operations as well as for the officers, directors, major stockholders and key personnel of such companies. The Company and its key personnel have obtained, or applied for, all government licenses, registrations, findings of suitability, permits and approvals necessary for the manufacture and distribution, and operation where permitted, of its gaming machines in the jurisdictions in which it currently does business. However, there can be no assurance that such licenses, registrations, findings of suitability, permits or approvals will be given or renewed in the future or that the Company will obtain the licenses necessary to operate in emerging markets.

          BGII was pursuing a permanent manufacturer's license for Gaming as it relates to the land-based casino in New Orleans. However, in November 1995, the operator of the land-based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the regulatory operations of the Louisiana Economic Development Gaming Corporation and, shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations and dismissed its President and employees. The Louisiana legislature recently passed a bill which created a single gaming control board for the regulation of gaming in Louisiana who will issue all licensing after May 1, 1996 for video draw poker devices. The foregoing occurred prior to completion of review of Gaming's pending application. In addition, BGII's application for renewal of gaming's license as a gaming-related casino service industry in New Jersey is pending before the New Jersey Casino Control Commission (the "New Jersey Commission").

          The Company currently has an agreement with Fair Grounds Corporation, Jefferson Downs Corporation and Finish Line Management Corporation to be the exclusive operator of video poker machines at the only racetrack and ten associated OTBs in the greater New Orleans area. The Louisiana legislature has recently passed a bill which will result in an election to be held in November 1996 which will allow each parish to decide whether to disallow video poker devices, riverboat casinos and, in Orleans Parish, land-based casinos. If any parish in which the Company operates elects to disallow video poker devices, the Company would have to cease its video poker operations there by June 30, 1999. The Company cannot predict which parishes will so elect; however, if Orleans Parish or certain other parishes in which the Company operates so elect, the cessation of the Company's video poker operations would have a material adverse effect on the operations of the Company. The Company's operations also depend on the financial viability of the racetrack, which is beyond the control of the Company.

Ownership Limitations on Securities of the Company

          The Gaming Authorities may, at their discretion, require the holder of any security of the Company, such as the Common Stock or Special Stock, to file applications, be investigated and be found suitable to own such security of the Company. If a record or beneficial owner of the Common Stock or Special Stock is required by a Gaming Authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request by such Gaming Authority, or within such earlier time as required by such Gaming Authority. As a general matter, assuming a passive investment intent, only owners of specified percentages of the Company's voting securities are required to be found suitable, absent unusual circumstances, which percentage is typically between 10% to 15% of any class of such securities. In the event that there is a default in the payment of dividends for six consecutive dividend payment dates, the Special Stock will qualify as a voting security and will be considered as a separate class of voting securities for purposes of determining beneficial ownership. The applicant for a finding of suitability generally must pay all costs of the investigation for such finding of suitability and in Nevada must provide an initial deposit as determined by the Nevada State Gaming Control Board to pay the anticipated costs and charges incurred in the investigation and deposit such additional sums as are required by the Nevada State Gaming Control Board to pay final costs and charges. If a Gaming Authority determines that a holder is unsuitable to own the Common Stock or Special Stock or to have any other relationship with the Company, then the Company can be sanctioned, including by the loss of its approvals, if without the prior approval of the Gaming Authorities, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction; or
(v) fails to pursue all lawful efforts to require such person to relinquish his voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value.

          Any person who fails or refuses to apply for a finding of suitability within the period of time required or prescribed by a Gaming Authority may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any holder of the Shares found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Shares beyond such period of time prescribed by a Gaming Authority may be guilty of a criminal offense.

Ongoing BGII Regulatory Investigations

          In May 1994, an investigation of BGII's former video lottery terminals ("VLT") Louisiana distributor resulted in the indictment by a United States grand jury and subsequent conviction in New Orleans of 18 individuals including certain of the former distributor's officers, directors, employees and others. In addition, Alan Maiss, a former director and president of BGII, pled guilty to misprision of a felony in connection with such investigation. BGII, its subsidiaries and its current employees were not subject to such investigation. BGII's activities with regard to its former VLT distributor in Louisiana have been the subject of current inquiries by gaming regulators. The gaming authorities in Ontario, Canada, who have investigated the matter, issued a gaming registration to Bally Gaming, Inc. on February 8, 1996. The New Jersey Commission is currently reviewing such proceedings in connection with Gaming's application for a license renewal. An adverse determination by a Gaming Authority in any jurisdiction could result in the loss of the Company's ability to do business in that jurisdiction and could have the effect of discouraging gaming operators from doing business with the Company. In addition, further regulatory scrutiny in other jurisdictions may follow any such adverse determination.

Certain Litigation

          WMS Industries, Inc. ("WMS") has instituted a lawsuit in New York State Court against BGII alleging, among other things, that $4.8 million is due and payable from BGII to WMS as a result of the termination of BGII's merger agreement with WMS.

Gaming Taxes and Value Added Taxes

          Gaming operators are typically subject to significant taxes and fees in addition to corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees, which could occur prospectively or retroactively, would adversely affect the Company. Sales of Wulff's products in Germany are generally subject to value added taxes ("V.A.T"). The operations of Wulff had benefitted from a special tax rebate that was phased out from January 1, 1992 to January 1, 1994. In addition, during 1995, Wulff increased the amount of V.A.T. reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company pays and expects to continue to pay substantial taxes and fees in Nevada, Louisiana and Mississippi and expects to pay substantial taxes and fees in any other jurisdiction in which it conducts gaming operations. The Louisiana legislature has recently considered several proposals to increase taxes on video poker operations. No action was taken in the most recent legislative session, which ended on June 12, 1996. However, there can be no assurance as to future increases in taxation on video poker operations in Louisiana.

Potential Volatility of Market Prices

          There can be no assurance with respect to the prices at which the Common Stock and Special Stock will trade after the date hereof. The trading price of the Common Stock and Special Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results and other events or factors, including the success of the Company's development activities, legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally and announcements by the Company or by competitors. In addition, the stock market, and the gaming industry in particular, have experienced extreme price and volume fluctuations in a manner which has often been unrelated to the operating performance of the companies within the gaming industry. These broad market fluctuations may adversely affect the market price of the Common Stock and Special Stock. A shift away from investor interest in gaming in general could adversely affect the trading price of the Common Stock and Special Stock.

Special Stock

          The Special Stock dividend may be paid in kind in whole or in part through and including the first dividend payment date occurring after the seventh anniversary of the Effective Time of the Merger. The Special Stock is mandatorily redeemable on the eighth anniversary of the Effective Time; however, if the Company fails to so redeem all outstanding shares of the Special Stock by such date, the remedies of holders are limited to the right to elect two directors to the Board of Directors, and to prohibit the payment of dividends or other distributions on, or the purchase or redemption of, any other stock of the Company ranking junior to or pari passu with the Special Stock. The Special Stock will be callable for cash at any time at the Company's option at the Liquidation Value. The Special Stock does not limit the Company's right to issue other series of special stock ranking on a parity with the Special Stock as to receipt of dividends or distributions. In addition, in the event of a bankruptcy of the Company, the amount to which a holder of Special Stock is entitled may be deemed to be the issue price thereof, plus accrued and unpaid dividends, which amount is less than the Liquidation Value. These factors may adversely affect the market price and marketability of the Special Stock.

Limitations on Net Operating Losses; Discharge of Debt Income

          The Company had net operating loss carryforwards ("NOLs") of approximately $46.0 million, which the Company believes are not currently subject to an annual limitation on their utilization under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). There is a material risk that the Merger resulted in an "ownership change" under
Section 382 of the Code, in which event the use of these NOLs will likely be subject to an annual limitation on their utilization. For tax purposes, the exchange of $83.6 million aggregate principal amount of the Company's 7.5% Convertible Senior Subordinated Debentures due 2003 for a like principal amount of its 7.5% Convertible Subordinated Debentures due 2003, which occurred on June 6, 1996, and which New Convertible Debentures, upon consummation of the Merger, converted into 15,133,000 shares of Common Stock and 113,160 shares of Series E Special Stock, may have resulted in an extinguishment of debt gain. However, it is anticipated that this tax gain would be entirely offset by the Company's NOLs, based on current Common Stock prices.


                  DEFICIT OF EARNINGS TO COMBINED FIXED
                  CHARGES AND PREFERRED STOCK DIVIDENDS

          For the fiscal years ended June 30, 1991, 1992, 1993, 1994 and 1995, and as of and for the nine months ended March 31, 1995 and 1996, the Company had a deficit of earnings to combined fixed charges of $21.8 million, $4.7 million, $3.7 million, $12.9 million, $10.5 million, $6.4 million and $14.2 million respectively. No preferred stock dividends were paid by the Company during this period.


                         THE SELLING STOCKHOLDERS

          The following table sets forth the name and the number of shares of Common Stock and Special Stock that will be beneficially owned by each of the Selling Stockholders immediately following the Effective Time of the Merger, the number of Shares to be offered by such Selling Stockholder and the number of Shares to be owned beneficially by such Selling Stockholder if all of the Shares offered hereby by such Selling Stockholder are sold as described herein.

                         Shares of Common
                         Stock Beneficially          Shares of Special Stock
Name of Selling          Owned Before Offering       Beneficially Owned Before
Stockholders             and Offered Hereby          Offering and Offered Hereby

Richard Gillman                  25,723                     16,040.4
Hans Kloss                      720,675                      9,225.0
Neil E. Jenkins                 126,136                      6,027.0
Robert Conover                  131,797                      1,377.6
Charles C. Carella                3,945                      2,460.0
Kenneth D. McPherson              3,945                      2,460.0
James J. Florio                   3,945                      2,460.0
Lewis Katz                        3,945                      2,460.0

          Because the Selling Stockholders may offer all or some of the shares of Common Stock which they hold pursuant to the offering contemplated by this Prospectus, and because the offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of shares that will be held by the Selling Stockholders after completion of the offering.


                           PLAN OF DISTRIBUTION

          The Shares covered hereby may be offered and sold by the Selling Stockholders from time to time in brokers' transactions or in transactions directly with a market maker without soliciting or arranging for the solicitation of orders to buy the Shares in anticipation of or in connection with such transactions or making any payment in connection with the offer or sale of the Shares to any person other than the broker who executes the order to sell the Shares. The Selling Stockholders are acting independently of the Company in making decisions with respect to the timing and size of each sale. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock or Special Stock offered hereby.

          In order to comply with the securities laws of certain states, if required, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or any exemption from the registration or qualification requirement is available and is complied with.

          Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders.


                            VALIDITY OF SHARES

          The validity of the shares offered hereby is being passed upon for the Company by Schreck, Jones, Bernhard, Woloson & Godfrey.


                                 EXPERTS

          The consolidated financial statements of Alliance Gaming Corporation and subsidiaries as of June 30, 1994 and 1995, and for each of the years in the three-year period ended June 30, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

          The consolidated balance sheets of BGII as of December 31, 1994 and 1995, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, appearing elsewhere herein, and upon on the authority of said firm as experts in accounting and auditing.
                                 PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution
          The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting commissions, are, subject to further contingencies, estimated as follows:

          Securities and Exchange Commission
               registration fee                   $  1,894.52
          Legal fees and expenses                 $ 10,000
          Accounting fee and expenses             $ 10,000
          Miscellaneous                           $  5,000
          Total                                   $ 26,894.52

          These expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

          Article VI of the Company's Articles of Incorporation limits the liability of the Company's directors and officers. It provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of
Section 78.300 of the Nevada General Corporation Law. It also provides that any repeal or modification of the foregoing provision of the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such repeal or modification.

          Section 78.300 of the Nevada General Corporation Law provides:

          1. The directors of a corporation shall not make dividends or other distributions to stockholders except as provided by such section.

          2. In case of any willful or grossly negligent violation of the provisions of such section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the dividend made or of any loss sustained by the corporation by reason of the dividend or other distribution to stockholders.

          However, Section 78.751 of the Nevada General Corporation Law permits the Registrant to indemnify its directors and officers as follows:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless offered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a)  By the stockholders;

                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                    (d) If a quorum of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion.

          5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit     2.1  -     Amended  and Restated Agreement and Plan  of  Merger
            among Alliance Gaming Corporation, BGII Acquisition Corp. and Bally Gaming International, Inc.(1)

            2.2      -    Mutual Waiver to Agreement and Plan of Merger dated
            as  of April 17, 1996.(2)

           *4.1   -  Certificate of Designations, Preferences  and  Relative,
            Participating, Optional and Other Special Rights of Special Stock and Qualifications, Limitations and Restrictions thereof of 15% Non-Voting Special Stock, Series B, $.10 par value, of Alliance Gaming Corporation.

           *5.1  - Opinion of Schreck, Jones, Bernhard, Woloson & Godfrey.

            12. -    Ratio of Earnings to Combined Fixed Charges.(3)

            21.1- Consent of Schreck, Jones, Bernhard, Woloson & Godfrey (included in Exhibit 5.1).

           *23.1 - Consent of KPMG Peat Marwick LLP.

           *23.2 - Consent of Coopers & Lybrand L.L.P.

            24- Power of Attorney (included on signature page).


_________________________
        (1)  Incorporated by reference to Registrant's Form  S-4  Reg.  No.
        333-01527.
        (2)  Incorporated by reference to Registrant's Form  S-4  Reg.  No.
        333-2799.
        (3)  Incorporated by reference to Registrant's Form  S-2  Reg.  No.
        333-02147.
   * Filed herewith.
Item 17.  Undertakings.

  The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The Registrant and each person whose signature appears below hereby authorizes Scott D. Schweinfurth, David D. Johnson, and Steve Greathouse (the "Agents") to file one or more amendments (including post-effective amendments) to the Registration Statement, which amendments may make such changes in the registration statement as such Agent deems appropriate, and the registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.


                                SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Alliance Gaming Corporation certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on August 12, 1996.

     ALLIANCE GAMING CORPORATION


     By:                             /s/ Scott D. Scheinfurth
                                     Scott D. Schweinfurth
                                     Chief Financial Officer


           Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


 Signature                        Title                                Date

 /s/Steve Greathouse
 Steve Greathouse              Chairman of the Board of          August 12, 1996
                               Directors, President and
                               Chief Executive Officer
                               (Principal Executive Officer)

 /s/Scott D Schweinfurth
 Scott D. Scheinfurth          Chief Financial Officer           August 12, 1996
                               Principal Accounting Officer
                               and Principal Financial Officer

 /s/Anthony DiCesare
 Anthony DiCesare              Director and Executive            August 12, 1996
                               Vice President


 /s/Dr. Craig Fields
 Dr. Craig Fields              Director (Vice Chairman           August 12, 1996
                               of the Board)


 /s/Joel Kirschbaum
 Joel Kirschbaum               Director                          August 12, 1996


 /s/Alfred H. Wilms
 Alfred H. Wilms               Director                          August 12, 1996



 /s/David Robbins
 David Robbins                 Director                          August 12, 1996



                                                           EXHIBIT 4.1


                 CERTIFICATE OF DESIGNATIONS, PREFERENCES
                AND RELATIVE, PARTICIPATING, OPTIONAL AND
                     OTHER SPECIAL RIGHTS OF SPECIAL
                  STOCK AND QUALIFICATIONS, LIMITATIONS
                         AND RESTRICTIONS THEREOF

                                    OF

                    15% NON-VOTING SENIOR PAY-IN-KIND
                         SPECIAL STOCK, SERIES B

                                    OF

                       ALLIANCE GAMING CORPORATION
                          a Nevada corporation,

                    Pursuant to Section 78.1955 of the
                         Nevada Revised Statutes


           ALLIANCE GAMING CORPORATION, a Nevada corporation (the "Corporation"), certifies that, pursuant to the authority contained in
Article IV of its Amended Articles of Incorporation (the "Articles of Incorporation") and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors of the Corporation by a unanimous written consent dated June 12, 1996, adopted the following resolutions which resolutions remain in full force and effect on the date hereof:

          WHEREAS, the Articles of Incorporation have authorized 10,000,000 shares of special stock, par value $.10 per share, of which 10,000,000 remain unissued; and

         WHEREAS, it is necessary to set forth the designation, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions of 2,000,000 shares of such non-voting special stock; and

          RESOLVED, that there is hereby established a series of authorized special stock having a par value of $.10 per share, which series shall be designated as "15% Non-Voting Senior Pay-in-Kind Special Stock, Series B" (herein the "Series B Special Stock"), shall consist of 2,000,000 shares and shall have the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:


                                ARTICLE I
                           Certain Definitions

          Unless the context otherwise requires, the terms defined in  this
Article I shall have, for all purposes of this resolution, the meanings herein specified:

          Common  Stock.   The term "Common Stock" shall  mean  the  common
stock, par value $.10 per share, of the Corporation.

          Effective  Time.   The  term  "Effective  Time"  shall  mean  the
effective time of the consummation of the merger contemplated by the Agreement and Plan of Merger, dated October 18, 1995, as amended, among the Corporation, BGII Acquisition Corp. and Bally Gaming International, Inc.

          Initial Issue Date. The term "Initial Issue Date" shall mean the date that shares of Series B Special Stock are first issued by the Corporation, which date shall not precede the date this Certificate is filed with the Nevada Secretary of State.

         Junior Stock. The term "Junior Stock" shall mean the Common Stock and any class or series of stock of the Corporation authorized after the Initial Issue Date ranking junior to the Series B Special Stock in respect of the right to receive dividends or in respect of the right to participate in any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation.

          Liquidation  Value.   The  term "Liquidation  Value"  shall  mean
$100.00 per share of Series B Special Stock.

          Person. The term "Person" shall mean an individual, partnership, joint venture, corporation, trust or unincorporated organization, a government or any department, agency or political subdivision thereof or other entity.

          Senior Stock. The term "Senior Stock" shall mean any class or series of stock of the Corporation authorized after the Initial Issue Date ranking senior to the Series B Special Stock in respect of the right to receive dividends or in respect of the right to participate in any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation.

                                ARTICLE II
               Dividends or Other Distributions of Property

          2.1 General. The holders of the outstanding Series B Special Stock shall be entitled to receive quarterly dividends, as and when declared by the Board of Directors out of funds legally available therefor. Each quarterly dividend shall be an amount per share equal to $3.75 and shall be payable in cash, except that the Corporation may at its sole option pay such dividend accruing through the first Dividend Payment Date (as defined below) occurring next after the seventh anniversary of the Effective Time in whole or in part in additional shares of Series B Special Stock (or fractions thereof) in an amount equal to such dividend, valued at the Liquidation Value, provided that after the first Dividend Payment Date (as defined below) occurring next after the fifth anniversary of the Effective Time the portion of any such dividend that may be so paid is limited to $2.00, valued at the Liquidation Value. Each such dividend shall be payable on or about March 30, June 30, September 30 and December 30 in each year as fixed by the Board of Directors beginning on September 30, 1996 or such other dates as are fixed by the Board of Directors (each a "Dividend Payment Date"), to the holders of record of Series B Special Stock at the close of business on the 15th day of the month next preceding such Dividend Payment Date, as the case may be, as fixed by the Board of Directors (each a "Record Date"). Such dividends shall be cumulative and shall accrue on each share whether or not earned, from and after the Dividend Payment Date coincident with or next preceding the issuance of such share; provided, however, that dividends payable on the first Dividend Payment Date shall so accrue from and after the date immediately succeeding the Initial Issue Date. Dividends payable for any partial dividend period (including the period from the Initial Issue Date to the first day of the month next following the month in which the Initial Issue Date occurs) shall be computed on the basis of the actual days elapsed in such period over a year of 365 or 366 days. All calculations provided for in this
Section 5.1 shall be rounded to the nearest 1/1000 share and the nearest cent.

          2.2 Limitations. Except as hereinafter provided in this Section 2.2, unless all dividends on the outstanding shares of Series B Special Stock that shall have accrued and are payable as of any date shall have been paid, or declared and additional shares or funds, as appropriate, set apart for payment thereof, or if a Redemption Default (as defined in Section 5.2) has occurred and is continuing, no dividend or other distribution shall be paid to the holders of Junior Stock and no shares of Junior Stock shall be purchased or redeemed by the Corporation. Holders of shares of Series B Special Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on the Series B Special Stock. Any dividend that is not declared and paid (or set apart for payment) on the requisite Dividend Payment Date shall accrue additional dividends at the per annum rate of 15%, compounded on a semi-annual basis and payable on succeeding Dividend Payment Dates.


                               ARTICLE III
        Distributions Upon Liquidation, Dissolution or Winding Up

          3.1 Preference on Liquidation, Etc. In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any Senior Stock as to liquidation preferences, the holders of Series B Special Stock shall be entitled to be paid out of the assets of the Corporation in cash or property at its fair market value as determined, in good faith, by the Board of Directors of the Corporation the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon, to the date of such payment prior to any payment to the holders of Junior Stock. After payment in full of the Liquidation Value per share of the Series B Special Stock and other preferential amounts provided for in this Section 3.1, the holders of the Series B Special Stock as such shall have no right or claim to any of the remaining assets of the Corporation. Except as provided in this Section 3.1, holders of Series B Special Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation.

         3.2 Liquidation Pro-Rata If Assets Inadequate. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation shall be insufficient to permit the payment in full of the Liquidation Value per share of Series B Special Stock, then the assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be ratably distributed among the holders of Series B Special Stock and any other stock ranking on a parity with the Series B Special Stock with respect to distributions upon liquidation, dissolution or winding up of the affairs of the Corporation in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. Neither the consolidation or merger of the Corporation into or with another corporation or corporations nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Corporation to another corporation or any other entity shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this resolution.

                                ARTICLE IV
                              Voting Rights

          4.1   Voting  Rights of Holders of Series B Special  Stock.   The
shares of Series B Special Stock shall have no voting rights except as required by law or as set forth below or in Section 5.2 hereof:

         (a) If and whenever at any time or times dividends payable on shares of Series B Special Stock shall have been in arrears and unpaid for three consecutive Dividend Payment Dates, then the number of directors constituting the Board of Directors of the Corporation shall be increased by two and the holders of shares of Series B Special Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Corporation.

         (b) Such voting right may be exercised initially at a special meeting of the holders of Series B Special Stock having such voting right, called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each such annual meeting until such time as all dividends accumulated on the shares of Series B Special Stock shall have been paid or set apart for payment in full at which time such voting right and the term of the directors elected pursuant to Section 4.1(a) shall terminate.

         (c) At any time when such voting right shall have vested in holders of shares of Series B Special Stock described in Section 4.1(a), a proper officer of the Corporation may call, and, upon the written request, addressed to the Secretary of the Corporation, of the record holders of shares representing 25% of the voting power of the shares then outstanding of Series B Special Stock, shall call, a special meeting of the holders of Series B Special Stock. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding annual meetings of stockholders of the Corporation, or, if none, at a place designated by the Board of Directors. Notwithstanding the provisions of this Section 4.1(c), no such special meeting shall be called during a period within 60 days immediately preceding the date fixed for the next annual meeting of stockholders.

         (d) At any meeting held for the purpose of electing directors at which the holders of Series B Special Stock shall have the right to elect directors as provided herein, the presence in person or by proxy of the holders of shares representing a majority of the then outstanding shares of Series B Special Stock shall be required and shall be sufficient to constitute a quorum of such class for the election of directors by the holders of Series B Special Stock.

         (e)   Whatever  directors are to be elected pursuant to  paragraph
         (a) of this Section 4.1 or Section 5.2 hereof, they shall be elected by a plurality of the votes cast by the holders of Series B Special Stock entitled to vote.

         (f)   Any  directors  elected pursuant to paragraph  (a)  of  this
         Section 4.1 or Section 5.2 hereof may be removed at any time, with or without cause, only by the majority vote of the holders of Series B Special Stock.

         (g) Any director elected by holders of Series B Special Stock pursuant to the voting right created under this Section 4.1 shall hold office until the next annual meeting of stockholders (unless such term has previously terminated pursuant to Section 4.1(b)) and any vacancy in respect of any such director shall be filled only by vote of the remaining director so elected, or if there be no such remaining director, by the holders of Series B Special
         Stock entitled to elect such director or directors at a special meeting called in accordance with the procedures set forth in
         Section 4.1(c), or, if no such special meeting is called, at the next annual meeting of stockholders. Upon any termination of such voting right, subject to applicable law, the term of office of all directors elected by holders of Series B Special Stock voting separately as a class pursuant to this Section 4.1 shall terminate.

         (h) In exercising the voting rights set forth in this Section 4.1, each holder of Series B Special Stock shall be entitled to one vote for each share of such stock held by such holder. The holders of Series B Special Stock shall in no event be entitled to elect more than two directors in total under the provisions of this Certificate. The voting rights granted in this Certificate are subject to applicable regulatory approvals and limitations.

                                ARTICLE V
                                Redemption

          5.1 Optional Redemption. (a) The Corporation at any time and from time to time may at its option redeem all, or any number less than all, of the outstanding shares of Series B Special Stock. Any redemption of shares of Series B Special Stock shall be effected at a price per share in cash equal to the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption. Except as provided in this subparagraph (a) or in the Corporation's Articles of Incorporation, the Corporation shall have no right or obligation to redeem any shares of Series B Special Stock.

          (b)(i) Notice of any redemption of shares of Series B Special Stock pursuant to this Section 5 shall be mailed not less than 30, but not more than 60, days prior to the date fixed for redemption to each holder of shares of Series B Special Stock to be redeemed, at such holder's address as it appears on the transfer books of the Corporation. In order to facilitate the redemption of shares of Series B Special Stock, the Board of Directors may fix a record date for the determination of shares of Series B Special Stock to be redeemed, not more than 60 days or less than 30 days prior to the date fixed for such redemption.

            (ii) Notice having been given pursuant to paragraph (b)(i) of this Section 5.1, from and after the date specified therein as the date of redemption, unless default shall be made by the Corporation in providing for the payment of the applicable redemption price, all dividends on the Series B Special Stock thereby called for redemption shall cease to accrue and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the applicable redemption price (but without interest) plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption shall cease and terminate.

          5.2 Mandatory Redemption. The Corporation shall redeem, at the redemption price set forth in paragraph (a) of Section 5.1, all of the outstanding Series B Special Stock by ___________, 2004 [eight years after the Initial Issue Date]. If the Corporation has not redeemed all of the outstanding Series B Special Stock by that date (a "Redemption Default"), then the number of directors constituting the Board of Directors of the Corporation shall be increased by two and the holders of the Series B Special Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Corporation in accordance with the procedures set forth in paragraphs (c) through (h) of Section 4.1 hereof. Such voting right may be exercised initially at a special meeting of the holders of Series B Special Stock having such voting right, called as hereinbefore provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each such annual meeting until such time as all shares of Series B Special Stock have been redeemed by the Corporation at which time such voting right and the term of the directors elected pursuant to this Section 5.2 shall terminate. The holders of the Series B Special Stock shall have no rights or remedies with respect to a Redemption Default except as provided in this Section 5.2 and in
Section 2.2 hereof.


                                ARTICLE VI
                              Miscellaneous

          6.1 Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series B Special Stock shall not have any powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate and in the Articles of Incorporation.

          6.2 Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

           6.3 Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof set forth in this resolution is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of the Series B Special Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

          6.4 Fractional Shares. Fractional shares of Series B Special Stock shall entitle the holder to receive dividends and distributions and to exercise voting rights in proportion to the fractional holding.


                                           /s/ John W. Alderfer
                                           John W. Alderfer,   Vice President

ATTEST:



/s/ David D. Johnson
David D. Johnson, Secretary

Acknowledgment in a representative capacity

STATE OF NEVADA)
                            ) ss.
COUNTY OF CLARK)

          This instrument was acknowledged before me on June 14, 1996, by John W. Alderfer as Vice President of Alliance Gaming Corporation.





                                       Signature of Notarial Officer

                                       My Commission expires on:




                                                                EXHIBIT 5.1


                                                           August 2, 1996

Alliance Gaming Corporation
4380 Boulder Highway
Las Vegas, Nevada  89121

              Re:  Alliance Gaming Corporation
                   Registration Statement on Form S-3

Dear Ladies and Gentlemen:

         We refer to the Registration Statement and all amendments thereto (the "Registration Statement") of Alliance Gaming Corporation, a Nevada corporation (the "Company"), on Form S-3, filed by Alliance with the Securities and Exchange Commission (the "Commission") in order to register under the Securities Act of 1933, as amended (the "Act"), 1,020,111 shares of Common Stock, $.10 par value (the "Common Stock") and 42,510 shares of 15% Non-Voting Senior Special Stock, Series B, $.10 par value ("Special Stock" and, together with the Common Stock, the "Shares") being offered on behalf of certain stockholders of the Company.

         In rendering the opinions hereinafter expressed, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction as being true reproductions of originals, of all such records, agreements and other instruments, certificates of public officials, certificates of officers and representatives of the Company, and such other documents as we have deemed necessary, as a basis for the opinions expressed below, including without limitation the Registration Statement. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Prospectus contained in the Registration Statement.

         Without limiting the generality of the foregoing, in our examination, we have assumed without independent verification, that (i) each of the parties thereto has duly and validly executed and delivered each instrument, document, and agreement to which such party is a signatory, and such party's obligations set forth therein are its legal, valid, and binding obligations, enforceable in accordance with their respective terms, (ii) each natural person executing any such instrument, document, or agreement is legally competent to do so, (iii) all documents submitted to us as originals are authentic, the signatures on all documents that we examined are genuine, and all documents submitted to us as certified, conformed, photostatic or facsimile copies conform to the original document, and (iv) all corporate records made available to us by the Company and all public records reviewed are accurate and complete. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon certificates of officers of the Company and other appropriate persons.

         Based upon the foregoing, and having regard to legal considerations and other information we deem relevant under the circumstances, we are of the opinion that the Shares have been duly authorized and validly issued, and are fully paid and non-assessable.

         We are qualified to practice law in the State of Nevada. The opinions set forth herein are expressly limited to the laws of the State of Nevada and we do not purport to be experts on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any laws other than the laws of the State of Nevada. We express no opinion concerning, and we assume no responsibility as to laws or judicial decisions related to, or any orders, consents or other authorizations or approvals as may be required by, any federal law, including any federal securities law, or any state securities or blue sky laws.

         We hereby consent to this filing of this opinion as an exhibit to the Registration Statement and the reference to this firm therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

                                       Yours very truly,

                                       SCHRECK, JONES, BERNHARD,
                                         WOLOSON & GODFREY



                                                           EXHIBIT 23.1


                     CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
 Alliance Gaming Corporation:

         We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

                                       KPMG PEAT MARWICK LLP

Las Vegas, Nevada
August 12, 1996

                                                           EXHIBIT 23.2

                     CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
 Alliance Gaming Corporation:

         We consent to the incorporation by reference in this registration statement of Alliance Gaming Corporation on Form S-3 of our report dated February 13, 1996, on our audits of the consolidated financial statements of Bally Gaming International, Inc. We also consent to the reference to our firm under the caption "Experts".

                                       COOPERS & LYBRAND L.L.P.

Las Vegas, Nevada
August 12, 1996